EXHIBIT 99.1

Hydrogenics Promotes Jennifer Barber to Chief Financial Officer and Corporate Secretary

MISSISSAUGA, Ontario, June 24, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced the promotion of Jennifer Barber to Chief Financial Officer and Corporate Secretary. Ms. Barber, a Chartered Accountant, has been with Hydrogenics since 2001, having served as Vice President, Finance and Corporate Controller since 2005 and is responsible for the Corporation's financial reporting and accounting operations.

Ms. Barber assumes the role of Chief Financial Officer effective July 29, 2011 replacing Lawrence Davis. Mr. Davis, who was Chief Financial Officer since 2005, has resigned to pursue a senior finance role with the Ontario Workplace Safety and Insurance Board.

"Jennifer's financial experience, leadership, and extensive knowledge of the Corporation and alternative energy industry are well suited for our current growth phase," said Daryl Wilson, President and Chief Executive Officer. "Jennifer has built a solid finance team that will help ensure a seamless transition as we pursue our growth initiatives. We thank Lawrence Davis for his leadership and dedication over the past six years and wish him well in his new role," added Wilson.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com